IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
6300 LAMAR AVENUE
P.O. BOX 29217
SHAWNEE MISSION, KS 66201-9217

November 25, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ivy Funds Variable Insurance Portfolios
CIK #1072962

Dear Sir or Madam:

We are transmitting herewith for filing through EDGAR a registration statement on Form N-14 under the Securities Act of 1933 for the above-referenced registrant.

These shares are being registered pursuant to a Plan of Reorganization and Termination pursuant to which the Registrant will transfer all of its assets under the Ivy Funds VIP Mortgage Securities to the Ivy Funds VIP Bond, also a series of the Registrant, and the Ivy Funds VIP Bond will assume all of the liabilities of the Ivy Funds VIP Mortgage Securities.

If you have any questions or require additional information, please contact me at 913-236-2432. Thank you for your attention to this matter.

Very truly yours,

/s/ Mara Herrington
Mara Herrington
Vice President and Secretary